March 3, 2011

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Opportunities Trust

(Virtus AlphaSector Rotation Fund)

CIK 0001005020

(File No. 333-172138)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on February 23, 2011, with respect to the registration statement on Form N-14 that was filed by Virtus Opportunities Trust (the “Trust”) on February 9, 2011, relating to the reorganization of Virtus AlphaSector Allocation Fund, a series of the Trust, into Virtus AlphaSector Rotation Fund, another series of the Trust. Where noted, changes, as applicable, have been made to the prospectus/information statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:	In the Section “Why is the Reorganization occurring?” on page 5, please consider updating the performance comparison of the Funds to include more recent performance data.

	Response:	The performance information described in this section reflects the information that the Board reviewed prior to approving the reorganization of the Funds. Consistent with the form requirements, more recent performance information is provided beginning on page 13. No change has been made.

2.	Comment:	Please provide an explanation in the response letter of the basis for determining to have the surviving fund pay all the costs of the merger.

	Response:	The Board was presented with certain information from Fund Management which indicated that the total expenses of the surviving fund would be lower than the current total operating expenses of the surviving fund, thus providing a savings to shareholders of the surviving fund. In comparison, due to its smaller size, the actual

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March 3, 2011

savings to the acquired fund would be much lower, notwithstanding the significant change in the pro forma expense ratios.

Fund Management proposed, and the Board agreed, that based on the potential savings to the surviving fund’s shareholders, the surviving fund should incur the costs of the merger.

3.	Comment:	The table beginning on page 7 compares the investment objectives and investment strategies of the Funds, but please also highlight the differences in the investment objectives and investment strategies of the Funds.

	Response:	The final paragraph on page 6 has been revised as follows:

“The investment objective of AlphaSector Allocation is similar to AlphaSector Rotation. However, there is a difference in that AlphaSector Rotation seeks long-term capital appreciation, while AlphaSector Allocation seeks long-term capital appreciation and current income. The investment objective of AlphaSector Allocation is also non-fundamental, which means that it may be changed by vote of the Trustees, without shareholder approval, upon 60 days notice, while the investment objective of AlphaSector Rotation is a fundamental policy and may not be changed without the vote of a majority of its outstanding voting securities.

The investment strategies of the Funds are also similar. However, there is a difference. Under normal circumstances, AlphaSector Allocation allocates its assets in a mix of underlying ETFs and an affiliated fixed income mutual fund, with a target allocation of approximately 75% of assets in underlying ETFs that seek to track the AlphaSector Rotation Index (“ASRX”), a public index published by NASDAQ, and approximately 25% of assets in the Virtus Bond Fund. On the other hand, AlphaSector Rotation invests all its assets in underlying ETFs that seek to track the ASRX. While these allocations are different, they are both aggressive in their focus on equities.”

4.	Comment:	In the first statement after the table on page 8 about the similarity in the principal risks of the Funds, there should be a clause that there are differences as well, and the differences should be highlighted.

	Response:	The first paragraph on page 8 following the table has been revised as follows:

“The principal risks of the Funds are similar as well, although there are some differences stemming from the differences in the investment strategies of the Funds. Both Funds are subject to Equity Securities Risk, Exchange-Traded Funds (ETFs) Risk, Market Volatility Risk,

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March 3, 2011

Industry/Sector Concentration Risk and U.S. Government Securities Risk, while AlphaSector Allocation is also subject to Credit Risk, Interest Rate Risk and Mutual Fund Investing Risk. For a discussion of the Funds’ principal risks, see the section entitled “Risks” below.”

5.	Comment:	In connection with the comment in the first full paragraph on page 9 about selling a portion of the assets of the merging fund, please describe whether the sale will occur before or after the reorganization. If after, also explain the rationale for how the decision to sell the shares after the reorganization takes place was made.

	Response:	The sale of assets will occur after the Reorganization. We intend to receive a tax opinion for the merger of these two funds that indicates that the transaction will be tax-free to shareholders. Tax counsel has advised us that any repositioning of securities in the acquired fund prior to the merger, and in contemplation of the merger, may jeopardize the tax-free status of the transaction. Therefore, as is customary in the industry, it is necessary for the manager of the acquired fund to continue to manage the Fund in the normal course of business and to leave any repositioning to the surviving fund. We also note that neither Fund is expected to incur any transaction costs in connection with the sale of the portfolio assets because the Funds do not incur such costs when investing in affiliated mutual funds.

6.	Comment:	Add Tandy disclosures.

	Response:	The requested language is set forth below.

The Fund acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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March 3, 2011

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

Attachments

cc: Kevin J. Carr, Esq.

(WO203164)